601 Lexington Avenue
New York, New York 10022
Christopher A. Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-4900
Christopher.kitchen@kirkland.com	www.kirkland.com

January 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:      Ms. Jennifer Gowetski

Ms. Angela McHale

Re:                             FX Alliance Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 25, 2012
File No. 333-176901

Dear Mss. Gowetski and McHale,

This letter is being furnished on behalf of FX Alliance Inc., a Delaware corporation (the “Company”)  in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2012 to Phillip Z. Weisberg, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-176901) (the “Registration Statement”) that was filed on January 25, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement.  Amendment No. 5 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment

No. 5, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 5, two of which have been marked to show changes from the last filing of the Registration Statement.

General

1.               Staff’s comment:  It appears that you have removed dilution disclosure pursuant to Item 506 of Regulation S-K in this latest amendment. Please revise to include this disclosure or advise.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on pp. 32-33 of the Registration Statement to include dilution disclosure pursuant to Item 506 of Regulation S-K.

Preliminary 2011 Results of Operations, page 5

GAAP, page 6

2.               Staff’s comment: In order to balance your disclosure regarding estimated revenues for the year ended December 31, 2011, please also disclose estimated expenses for this same period.

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on p. 6 of the Registration Statement to disclose estimated expenses for the year ended December 31, 2011.

3.               Staff’s comment: We note your disclosure on page 6 and throughout the prospectus that you experienced a decrease in trading volumes in the fourth fiscal quarter of 2011 as compared to the prior quarter, particularly in your active trading business. Please revise to quantify this decrease in trading volumes.

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on p. 6 (and elsewhere in the Registration Statement, where applicable) to quantify the decrease in trading volumes experienced in the fourth fiscal quarter of 2011 as compared to the prior quarter, particularly in the active trading business.

The Offering, page 8

4.               Staff’s comment: We note your disclosure that certain underwriters may have a conflict of interest under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Please revise to include applicable risk factor disclosure.

Response:  We respectfully advise the Staff that the Company believes that it has adequately disclosed the potential conflicts of interest that certain underwriters may have in the offering and note that such disclosures are in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  As required under Rule 5121, the Company has included prominent disclosure in the prospectus (including a separate section entitled “Conflicts of Interest”) regarding the nature of the engagement, the nature of the conflict of interest, the name of the FINRA member acting as qualified independent underwriter and a brief statement regarding the role and responsibilities of the qualified independent underwriter.    The Company believes that the these disclosures provide investors with the necessary information to fully evaluate the risks related to these conflicts of interest and that the inclusion of a risk factor would not appreciably aid an investor’s evaluation of an investment in the Company’s common stock.   Accordingly, the Company believes that the inclusion of a risk factor relating to these conflicts of interest is not necessary.

Description of Certain Indebtedness, page 107

5.               Staff’s comment: We note your disclosure at the top of page 107, qualifying the below disclosure in its entirety to the provisions of the agreements. Please revise the language to clarify that this is a summary of material provisions. Also, please confirm that you will file these agreements as exhibits prior to effectiveness or revise your disclosure accordingly.

Response:  Based upon the Staff’s comments, the Company has revised the disclosure on p. 109 to clarify that the disclosure in the Description of Certain Indebtedness section is a summary of material provisions.  The Company will file the agreement as an exhibit prior to effectiveness.

Underwriting, page 120

6.               Staff’s comment: Refer to your disclosure in the second full paragraph on page 123. Please add similar disclosure to the Certain Relationships and Related Party Transactions section on page 104 or advise. Also disclose any potential conflicts of interest to the extent they exist.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on p. 106 to add similar disclosure to that contained in the Description of Certain Indebtedness section.  We respectfully advise the Staff that the Company does not believe that there are any potential conflicts of interest that exist, other than those potential conflicts of interest which are already described in the Registration Statement.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen

Cc:	Phillip Z. Weisberg, Chief Executive Officer
John W. Cooley, Chief Financial Officer